**Exhibit 99.2**



# Associated Estates Realty Corporation
# Second Quarter 2011
# Earnings Release and Supplemental Financial Data



.

Waterstone at Wellington
2141 Vinings Circle
Wellington, FL  33414

Phone:    (561) 753-7880
Fax:      (561) 753-7881
Web Site:  www.waterstoneatwellingtonapts.com

Waterstone at Wellington is located adjacent to the exclusive Palm Beach Polo and Country Club in Wellington, one of South Florida's most sought after locations. Wellington is known for its abundant parks, A-rated schools, and its world-famous equestrian and polo events. Waterstone at Wellington is located directly across from a gated community which features high-end, single-family homes, valued up to $6.5 million, two championship golf courses, and 13 polo fields. The community's convenient location provides access to both Florida's turnpike as well as Interstate 95 which allows residents an easy commute to nearby employment centers. Residents choose Waterstone at Wellington because of its close proximity to entertainment and shopping retailers such as Whole Foods and Nordstrom. The apartment homes feature attached garages, screened patios with lake views, oversized bedrooms, vaulted ceilings, full-size washers and dryers, and chef-inspired kitchens. Waterstone at Wellington offers a clubhouse with fitness center, swimming pool with poolside WiFi, and more.

<u>**For more information, please contact:**</u>
**Jeremy Goldberg**
(216) 797-8715

**Associated Estates Realty Corporation**
**Second Quarter 2011**
**Supplemental Financial Data**

## Table of Contents



"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking statements based on current judgments and knowledge of management, which are subject to certain risks, trends and uncertainties that could cause actual results to vary from those projected, including but not limited to, expectations regarding our 2011 performance, which are based on certain assumptions. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this news release. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "expects," "projects," "believes," "plans," "anticipates" and similar expressions are intended to identify forward-looking statements. Investors are cautioned that our forward-looking statements involve risks and uncertainty that could cause actual results to differ from estimates or projections contained in these forward-looking statements, including without limitation the following: changes in the economic climate in the markets in which we own and manage properties, including interest rates, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors; elimination or limitations to federal government support for Fannie Mae and/or Freddie Mac that might result in significantly reduced availability of mortgage financing sources as well as increases in interest rates for mortgage financing; our ability to refinance debt on favorable terms at maturity; risks of a lessening of demand for the multifamily units that we own; competition from other available multifamily units and changes in market rental rates; new acquisitions and/or development projects may fail to perform in accordance with our expectations; increases in property and liability insurance costs; unanticipated increases in real estate taxes and other operating expenses; weather conditions that adversely affect operating expenses; expenditures that cannot be anticipated such as utility rate and usage increases and unanticipated repairs; our inability to control operating expenses or achieve increases in revenue; shareholder ownership limitations that may discourage a takeover otherwise considered favorably by shareholders; the results of litigation filed or to be filed against us; changes in tax legislation; risks of personal injury claims and property damage related to mold claims that are not covered by our insurance; catastrophic property damage losses that are not covered by our insurance; our ability to acquire properties at prices consistent with our investment criteria; risks associated with property acquisitions such as failure to achieve expected results or matters not discovered in due diligence; risks related to the perception of residents and prospective residents as to the attractiveness, convenience and safety of our properties or the neighborhoods in which they are located; and construction and construction business risks, including, without limitation, rapid and unanticipated increases in prices of building materials and commodities.

**ASSOCIATED ESTATES REALTY CORPORATION REPORTS SECOND QUARTER
AND YEAR-TO-DATE RESULTS**

**Same Community Revenue and NOI Above Expectations
Company Increases Full Year Guidance**

Cleveland, Ohio – July 25, 2011 – Associated Estates Realty Corporation (NYSE, NASDAQ: AEC) today reported financial results for the second quarter ended June 30, 2011.

Funds from operations (FFO) for the second quarter ended June 30, 2011 was $0.27 per common share (basic and diluted) compared with $0.15 per common share (basic and diluted) for the second quarter ended June 30, 2010. FFO as adjusted for the second quarter of 2011 was $0.27 per common share (basic and diluted), compared to $0.21 per common share (basic and diluted) for the second quarter ended June 30, 2010, after adjusting for non-cash charges of approximately $1.7 million associated with the redemption of the Company's Series B preferred shares and trust preferred debt, or $0.06 per common share.

Net loss applicable to common shares was $1.6 million, or $0.04 per common share (basic and diluted) for the second quarter ended June 30, 2011, compared with net loss applicable to common shares of $4.5 million, or $0.17 per common share (basic and diluted) for the second quarter ended June 30, 2010.

Total property revenue for the second quarter of 2011 was $39.8 million compared with $33.0 million for the second quarter of 2010, a 21% increase.

"Operating fundamentals are strong. Our results continue to exceed expectations," said Jeffrey I. Friedman, president and chief executive officer. "Our portfolio is well positioned to benefit from increased apartment demand," Friedman added.

A reconciliation of net (loss) income attributable to the Company to FFO, and to FFO as adjusted, is included on page 10.

**Same Community Portfolio Results**

Net operating income (NOI) for the second quarter of 2011 for the Company's same community portfolio increased 5.3% compared with the second quarter of 2010. Revenue increased 3.4% and property operating expenses increased 0.8%. Physical occupancy was 96.8% at the end of the second quarter 2011 versus 96.6% at the end of the same period in 2010. Net rent collected per unit for the second quarter 2011 for the Company's same community Midwest portfolio increased 4.5%; net rent collected per unit for the Company's same community Mid-Atlantic portfolio increased 3.7%; and net rent collected per unit for the Company's same community properties in the Southeast markets increased 1.4%.

**First Half Performance**

FFO as adjusted for the six months ended June 30, 2011 was $0.50 per common share (basic and diluted). FFO as adjusted for the first half of 2010 was $0.39 per common share (basic and diluted) and excludes a credit to expenses of $553,000, or approximately $0.02 per common share for a refund of defeasance costs on certain previously defeased loans and the previously mentioned non-cash charges of $1.7 million or $0.07 per common share.

For the six months ended June 30, 2011, net loss applicable to common shares was $4.7 million, or $0.11 per common share (basic and diluted) compared to net loss applicable to common shares of $8.5 million, or $0.35 per common share (basic and diluted) for the period ended June 30, 2010.

A reconciliation of net (loss) income attributable to the Company to FFO and FFO as adjusted, is included on page 10.

NOI for the six months ended June 30, 2011, for the Company's Same Community portfolio increased 5.1% due to a 3.1% increase in revenue and a 0.6% increase in property operating expenses compared to the first six months of 2010.

Additional quarterly and first half financial information, including performance by region for the Company's portfolio, is included on pages 14 through 22.

**Acquisitions**

On June 15, 2011, the Company closed on the acquisition of Waterstone at Wellington apartments in Wellington, Florida for $32.8 million.  Waterstone at Wellington is a garden apartment community containing 222 units built in 1998.  Waterstone at Wellington is adjacent to the renowned Palm Beach Polo and Country Club.

**Financing Activity**

On April 7, 2011, the Company closed on a $47.6 million loan with Fannie Mae on The As hborough, located in Ashburn, Virginia.  The loan has a seven-year term, is full term interest-only and carries a 4.6% fixed rate.

On June 3, 2011, the Company closed on a $125 million unsecured, five year term loan.  Proceeds from the term loan were used to pay down borrowings outstanding on the Company's $250 million unsecured revolving credit facility and to partially fund the previously mentioned acquisition.  The Company ended the second quarter with $3.5 million outstanding under its $250 million unsecured revolving credit facility.

**2011 Outlook**

The Company has increased its full year FFO guidance to a range of $1.05 to $1.09 from a range of $1.02 to $1.06 per common share (basic and diluted).  Same community revenue is now expected to increase 3.5% to 4.0% and NOI is now expected to increase in the range of 5.0% to 5.5%.  Detailed assumptions relating to the Company's earnings guidance can be found on page 24.

**Conference Call**

A conference call to discuss the results will be held at 2:00 p.m. Eastern on July 26, 2011. To participate in the call:

**Via Telephone:** The dial-in number is 800-860-2442, and the passcode is "Estates."

**Via the Internet (listen only):**  Access the Company's website at www.AssociatedEstates.com.  Please log on at least 15 minutes prior to the scheduled start time in order to register, download and install any necessary audio software. Select the "Q2 2011 Earnings Webcast" link.  The webcast will be archived through August 9, 2011.

**Associated Estates Realty Corporation**
**Financial and Operating Highlights**
**For the Three and Six Months Ended June 30, 2011 and 2010**
*(Unaudited; in thousands, except per share and ratio data)*

| | Three Months Ended June 30, | | Six Months Ended June 30, | |
|---|---|---|---|---|
| **OPERATING INFORMATION** | 2011 | 2010 | 2011 | 2010 |
| Total revenue | $ 45,548 | $ 34,880 | $ 88,912 | $ 67,836 |
| Property revenue | $ 39,755 | $ 32,962 | $ 78,447 | $ 64,607 |
| Net (loss) income applicable to common shares | $ (1,573) | $ (4,547) | $ (4,655) | $ (8,503) |
| Per share - basic and diluted | $ (0.04) | $ (0.17) | $ (0.11) | $ (0.35) |
| Funds from Operations (FFO) [1] | $ 11,188 | $ 4,012 | $ 20,706 | $ 8,278 |
| FFO as adjusted [1] | $ 11,188 | $ 5,732 | $ 20,706 | $ 9,445 |
| FFO per share - basic and diluted | $ 0.27 | $ 0.15 | $ 0.50 | $ 0.34 |
| FFO as adjusted per share - basic and diluted | $ 0.27 | $ 0.21 | $ 0.50 | $ 0.39 |
| Funds Available for Distribution (FAD) [1] | $ 9,838 | $ 4,451 | $ 18,792 | $ 7,723 |
| Dividends per share | $ 0.17 | $ 0.17 | $ 0.34 | $ 0.34 |
| Payout ratio - FFO | 63.0% | 113.3% | 68.0% | 100.0% |
| Payout ratio - FFO as adjusted | 63.0% | 81.0% | 68.0% | 87.2% |
| Payout ratio - FAD | 70.8% | 106.3% | 75.6% | 106.3% |
| General and administrative expense | $ 3,959 | $ 3,692 | $ 8,129 | $ 7,397 |
| Costs associated with acquisitions | $ 65 | $ 61 | $ 121 | $ 61 |
| Interest expense [2] | $ 7,344 | $ 7,262 | $ 14,662 | $ 15,494 |
| Interest coverage ratio [3] | 2.45:1 | 1.92:1 | 2.35:1 | 1.75:1 |
| Fixed charge coverage ratio [4] | 2.45:1 | 1.70:1 | 2.35:1 | 1.55:1 |
| General and administrative expense to property revenue | 10.0% | 11.2% | 10.4% | 11.4% |
| Interest expense to property revenue | 18.5% | 22.0% | 18.7% | 24.0% |
| Property NOI [5] | $ 23,654 | $ 18,700 | $ 46,006 | $ 36,421 |
| ROA [6] | 7.7% | 7.7% | 7.7% | 7.7% |
| Same Community revenue increase | 3.4% | 0.6% | 3.1% | 0.0% |
| Same Community expense increase | 0.8% | 1.7% | 0.6% | 1.4% |
| Same Community NOI increase (decrease) | 5.3% | (0.2)% | 5.1% | (1.0)% |
| Same Community operating margins | 57.7% | 56.6% | 57.4% | 56.3% |

(1)   See page 10 for a reconciliation of net (loss) income attributable to AERC to these non-GAAP measurements and page 25 for our definition of these non-GAAP measurements.

(2)   Excludes amortization of financing fees of $476 and $948 for 2011 and $315 and $697 for 2010.  The six months ended June 30, 2010 excludes a credit of $(553) for refunds of defeasance costs for previously defeased loans.  In addition, the three and six months ended June 30, 2010 excludes $727 for issuance costs for the redemption of trust preferred securities.

(3)   Is calculated as EBITDA divided by interest expense, including capitalized interest and amortization of deferred financing costs and excluding defeasance and/or other prepayment costs/credits.  Individual line items in this calculation include results from discontinued operations where applicable.  See page 26 for a reconciliation of net (loss) income applicable to common shares to EBITDA and our definition of EBITDA.

(4)   Represents interest expense, including capitalized interest, and preferred stock dividend payment coverage, excluding defeasance and/or other prepayment costs/credits, and preferred share redemption costs.  Individual line items in this calculation include discontinued operations where applicable.

(5)   See page 27 for a reconciliation of net (loss) income attributable to AERC to this non-GAAP measurement and our definition of this non-GAAP measurement.

(6)   ROA is calculated as trailing twelve month Property NOI divided by average gross real estate assets, excluding properties currently under development or held for sale.  Gross real estate assets for acquired properties are prorated based upon the percentage of time owned.

**Associated Estates Realty Corporation**
**Financial and Operating Highlights**
**Second Quarter 2011**
*(Unaudited; in thousands, except per share and ratio data)*

| MARKET CAPITALIZATION DATA | | June 30, 2011 | | December 31, 2010 |
|---|---|---|---|---|
| Net real estate assets | $ | 897,691 | $ | 875,000 |
| Total assets | $ | 930,271 | $ | 918,235 |
| | | | | |
| Debt | $ | 589,184 | $ | 555,666 |
| Noncontrolling redeemable interest | $ | 2,774 | $ | 2,774 |
| Total shareholders' equity attributable to AERC | $ | 299,413 | $ | 316,184 |
| | | | | |
| Common shares outstanding | | 41,534 | | 41,380 |
| Share price, end of period | $ | 16.25 | $ | 15.29 |
| | | | | |
| Total market capitalization | $ | 1,264,112 | $ | 1,188,366 |
| | | | | |
| Undepreciated book value of real estate assets | $ | 1,253,842 | $ | 1,210,289 |
| | | | | |
| Debt to undepreciated book value of real estate assets | | 47.0% | | 45.9% |
| Debt to total market capitalization | | 46.6% | | 46.8% |
| | | | | |
| Annual dividend | $ | 0.68 | $ | 0.68 |
| | | | | |
| Annual dividend yield based on share price, end of period | | 4.2% | | 4.4% |

| PORTFOLIO INFORMATION | Properties | Number of Units | Average Age |
|---|---|---|---|
| Company Portfolio: | | | |
| Same Community: | | | |
| Midwest | 34 | 7,648 | 19 |
| Mid-Atlantic | 6 | 1,471 | 14 |
| Southeast | 8 | 2,989 | 15 |
| Total Same Community | 48 | 12,108 | 17 |
| | | | |
| Acquisitions | 5 | 1,716 | 8 |
| Development [1] | - | 60 | 1 |
| Total Company Portfolio | 53 | 13,884 | 16 |

(1)  Reflects construction of 60 units on land adjacent to River Forest Apartments in Richmond, Virginia, placed in service on June 30, 2010.

**Associated Estates Realty Corporation**
**Condensed Consolidated Balance Sheets**
**Second Quarter 2011**
*(Unaudited; dollar amounts in thousands)*

| | | June 30, 2011 | | December 31, 2010 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| | | | | |
| Real estate assets | | | | |
| Investment in real estate | $ | 1,243,088 | $ | 1,207,554 |
| Construction in progress | | 10,754 | | 2,735 |
| Less:  Accumulated depreciation | | (356,151) | | (335,289) |
| Net real estate | | 897,691 | | 875,000 |
| Cash and cash equivalents | | 739 | | 4,370 |
| Restricted cash | | 8,172 | | 8,959 |
| Other assets | | 23,669 | | 29,906 |
| **Total assets** | $ | 930,271 | $ | 918,235 |
| | | | | |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | | |
| | | | | |
| Mortgage notes payable | $ | 460,684 | $ | 463,166 |
| Unsecured revolving credit facility | | 3,500 | | 92,500 |
| Unsecured term loan | | 125,000 | | - |
| Total debt | | 589,184 | | 555,666 |
| Accounts payable and other liabilities | | 38,900 | | 43,611 |
| **Total liabilities** | | 628,084 | | 599,277 |
| | | | | |
| Noncontrolling redeemable interest | | 1,734 | | 1,734 |
| | | | | |
| Equity | | | | |
| Common shares, without par value; $.10 stated value; 91,000,000 authorized; 46,570,763 issued and 41,534,263 and 41,380,205 outstanding at June 30, 2011 and December 31, 2010, respectively | | 4,657 | | 4,657 |
| Paid-in capital | | 575,893 | | 574,994 |
| Accumulated distributions in excess of accumulated net income | | (223,955) | | (205,021) |
| Less:  Treasury shares, at cost, 5,036,500 and 5,190,558 shares at June 30, 2011 and December 31, 2010, respectively | | (57,182) | | (58,446) |
| **Total shareholders' equity attributable to AERC** | | 299,413 | | 316,184 |
| Noncontrolling interest | | 1,040 | | 1,040 |
| **Total equity** | | 300,453 | | 317,224 |
| **Total liabilities and equity** | $ | 930,271 | $ | 918,235 |

**Associated Estates Realty Corporation**
**Consolidated Statements of Operations**
**Three and Six Months Ended June 30, 2011 and 2010**
*(Unaudited; dollar and share amounts in thousands)*

| | Three Months Ended June 30, | | Six Months Ended June 30, | |
| --- | --- | --- | --- | --- |
| | 2011 | 2010 | 2011 | 2010 |
| **REVENUE** | | | | |
| Property revenue | $ 39,755 | $ 32,962 | $ 78,447 | $ 64,607 |
| Management and service company revenue | - | 290 | - | 498 |
| Construction and other services | 5,793 | 1,628 | 10,465 | 2,731 |
| Total revenue | 45,548 | 34,880 | 88,912 | 67,836 |
| | | | | |
| **EXPENSES** | | | | |
| Property operating and maintenance | 16,101 | 14,262 | 32,441 | 28,186 |
| Depreciation and amortization | 13,248 | 8,971 | 26,303 | 17,591 |
| Direct property management and service company expense | - | 277 | - | 409 |
| Construction and other services | 5,921 | 1,885 | 10,946 | 3,301 |
| General and administrative | 3,959 | 3,692 | 8,129 | 7,397 |
| Costs associated with acquisitions | 65 | 61 | 121 | 61 |
| Total expenses | 39,294 | 29,148 | 77,940 | 56,945 |
| Operating income | 6,254 | 5,732 | 10,972 | 10,891 |
| Interest income | 5 | 11 | 9 | 20 |
| Interest expense | (7,820) | (8,304) | (15,610) | (16,365) |
| **Net (loss) income** | (1,561) | (2,561) | (4,629) | (5,454) |
| Net income attributable to noncontrolling redeemable interest | (12) | (13) | (26) | (26) |
| **Net (loss) income attributable to AERC** | (1,573) | (2,574) | (4,655) | (5,480) |
| Preferred share dividends | - | (980) | - | (2,030) |
| Preferred share redemption costs | - | (993) | - | (993) |
| **Net (loss) income applicable to common shares** | $ (1,573) | $ (4,547) | $ (4,655) | $ (8,503) |
| | | | | |
| **Earnings per common share - basic and diluted:** | | | | |
| Net (loss) income applicable to common shares | $ (0.04) | $ (0.17) | $ (0.11) | $ (0.35) |
| | | | | |
| Weighted average shares outstanding - basic and diluted | 41,414 | 27,433 | 41,338 | 24,316 |

**Associated Estates Realty Corporation**
**Reconciliation of Funds from Operations (FFO) and Funds Available for Distribution (FAD)**
**For the Three and Six Months Ended June 30, 2011 and 2010**
*(In thousands, except per share data)*

| | Three Months Ended June 30, | | Six Months Ended June 30, | |
|---|---|---|---|---|
| | 2011 | 2010 | 2011 | 2010 |
| **CALCULATION OF FFO AND FAD** | | | | |
| Net (loss) income attributable to AERC | $ (1,573) | $ (2,574) | $ (4,655) | $ (5,480) |
| Add: Depreciation - real estate assets | 10,795 | 8,367 | 21,293 | 16,589 |
| Amortization of intangible assets | 1,966 | 192 | 4,068 | 192 |
| Less: Preferred share dividends | - | (980) | - | (2,030) |
| Preferred share redemption costs | - | (993) | - | (993) |
| **Funds from Operations (FFO)** [(1)] | 11,188 | 4,012 | 20,706 | 8,278 |
| Add: Preferred share redemption costs | - | 993 | - | 993 |
| Trust preferred redemption costs | - | 727 | - | 727 |
| Less: Refund of defeasance costs for previously defeased loans | - | - | - | (553) |
| **Funds from Operations as adjusted** [(1)] | 11,188 | 5,732 | 20,706 | 9,445 |
| Add: Depreciation - other assets | 487 | 412 | 942 | 810 |
| Amortization of deferred financing fees | 476 | 315 | 948 | 697 |
| Less: Recurring fixed asset additions [(2)] | (2,313) | (2,008) | (3,804) | (3,229) |
| **Funds Available for Distribution (FAD)** [(1)] | $ 9,838 | $ 4,451 | $ 18,792 | $ 7,723 |
| Weighted average shares outstanding - basic and diluted [(3)] | 41,414 | 27,433 | 41,338 | 24,316 |
| **PER SHARE INFORMATION:** | | | | |
| FFO - basic and diluted | $ 0.27 | $ 0.15 | $ 0.50 | $ 0.34 |
| FFO as adjusted - basic and diluted | $ 0.27 | $ 0.21 | $ 0.50 | $ 0.39 |
| Dividends | $ 0.17 | $ 0.17 | $ 0.34 | $ 0.34 |
| Payout ratio - FFO | 63.0% | 113.3% | 68.0% | 100.0% |
| Payout ratio - FFO as adjusted | 63.0% | 81.0% | 68.0% | 87.2% |
| Payout ratio - FAD | 70.8% | 106.3% | 75.6% | 106.3% |

(1) See page 25 for our definition of these non-GAAP measurements. Individual line items included in FFO and FAD calculation include results from discontinued operations where applicable.

(2) Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions.

(3) The Company has excluded 502 and 492 common share equivalents from the three and six months ended June 30, 2011 calculation, respectively, and 569 and 326 common share equivalents from the three and six months ended June 30, 2010 calculation, respectively, used in the computation of earnings per share and FFO per share, as they would be anti-dilutive to the loss from continuing operations.

**Associated Estates Realty Corporation**
**Development Community Under Construction**
**As of June 30, 2011**
*(Unaudited, dollar amounts in thousands)*

**This table includes forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause results to vary from those projected. Please see the paragraph on forward-looking statements on page 2 of this document for a list of risk factors.**

| Development Community Under Construction | Ownership % | Total Units | Total Budgeted Capital Cost [1] | Cost to Date | Total Debt | Estimated/Actual Dates for | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | | Construction Start | Initial Occupancy | Construction Completion | Stabilized Operations [2] |
| Vista Germantown | 90.0% | 242 | $ 35,300 | $ 16,120 | $ 4,603 | Q4 2010 | Q1 2012 | Q2 2012 | Q1 2013 |

(1) Total budgeted capital cost represents estimated costs for projects under development inclusive of all capitalized costs, in accordance with GAAP.

(2) We define stabilized occupancy as the earlier of the attainment of 93.0% physical occupancy or one year after the completion of construction.

**Associated Estates Realty Corporation**
**Overview of Operating Expenses Related to Repairs and Maintenance and Capitalized Expenditures**
*(In thousands, except estimated GAAP useful life and cost per unit)*

| | Estimated GAAP Useful Life (Years) | Six Months Ended June 30, 2011 Amount | Cost Per Unit [1] |
|---|---|---|---|
| **OPERATING EXPENSES RELATED TO REPAIRS AND MAINTENANCE** | | | |
| Repairs and maintenance [2] | | $ 5,183 | $ 379 |
| Maintenance personnel labor cost [2] | | 3,380 | 247 |
| Total Operating Expenses Related to Repairs and Maintenance | | 8,563 | 626 |
| **CAPITAL EXPENDITURES** | | | |
| Recurring Capital Expenditures [3] | | | |
| Amenities | 5 | 413 | 30 |
| Appliances | 5 | 402 | 29 |
| Building improvements | 14 | 331 | 24 |
| Carpet and flooring | 5 | 1,381 | 101 |
| Office/Model | 5 | 25 | 2 |
| HVAC and mechanicals | 15 | 547 | 40 |
| Landscaping and grounds | 14 | 610 | 45 |
| Suite improvements | 5 | 21 | 2 |
| Total Recurring Capital Expenditures - Properties | | 3,730 | 273 |
| Corporate capital expenditures | | 74 | 5 |
| Total Recurring Capital Expenditures | | 3,804 | 278 |
| **Total Recurring Capital Expenditures and Repairs and Maintenance** | | $ 12,367 | $ 904 |
| Total Recurring Capital Expenditures | | $ 3,804 | |
| Investment/Revenue Enhancing/Non-Recurring Expenditures [4] | | | |
| Building improvements - unit upgrades | Various | 522 | |
| Building improvements - other | 20 | 43 | |
| Ground improvements | Various | 20 | |
| Total Investment/Revenue Enhancing/Non-Recurring Expenditures | | 585 | |
| **Grand Total Capital Expenditures** | | $ 4,389 | |

(1)    Calculated using weighted average units owned during the three months ended June 30, 2011 of 13,682.

(2)    Included in property operating and maintenance expense in the Consolidated Statements of Operations.

(3)    See page 27 for our definition of recurring fixed asset additions.

(4)    See page 27 for our definition of investment/revenue enhancing and/or non-recurring fixed asset additions.

**Associated Estates Realty Corporation**
**Fees, Reimbursements and Other Revenue, Direct Property Management and Service Company**
  **Expense, Construction and Other Services and General and Administrative Expense**
**For the Three and Six Months Ended June 30, 2011 and 2010**
*(Unaudited; in thousands)*

| | Three Months Ended June 30, | | Six Months Ended June 30, | |
| --- | --- | --- | --- | --- |
| | 2011 | 2010 | 2011 | 2010 |
| **Fees, Reimbursements and Other Revenue** | | | | |
| Property management fees | $ - | $ 20 | $ - | $ 40 |
| Asset management fees | - | 73 | - | 121 |
| Other revenue | - | 14 | - | 89 |
| Payroll reimbursements[1] | - | 183 | - | 248 |
| Fees, Reimbursements and Other Revenue[2] | - | 290 | - | 498 |
| | | | | |
| **Direct Property Management and Service Company Expense** | | | | |
| Service company allocations | - | 94 | - | 161 |
| Payroll reimbursements[1] | - | 183 | - | 248 |
| Direct Property Management and Service Company Expense[2] | - | 277 | - | 409 |
| Service Company NOI | $ - | $ 13 | $ - | $ 89 |
| | | | | |
| **Construction and Other Services** | | | | |
| Revenue | $ 5,793 | $ 1,628 | $ 10,465 | $ 2,731 |
| Expense[3] | 5,921 | 1,885 | 10,946 | 3,301 |
| Construction and Other Services Net Income | $ (128) | $ (257) | $ (481) | $ (570) |
| | | | | |
| **General and Administrative and Service Company Expense** | | | | |
| General and administrative expense[2] | $ 3,959 | $ 3,692 | $ 8,129 | $ 7,397 |
| Service company allocations | - | 94 | - | 161 |
| General and Administrative and Service Company Expense | $ 3,959 | $ 3,786 | $ 8,129 | $ 7,558 |

(1)  Salaries and benefits reimbursed in connection with the management of properties for third parties.

(2)  As reported per the Consolidated Statement of Operations.

(3)  Includes direct and general and administrative overhead expenses.

**Associated Estates Realty Corporation**
**Same Community Data**
**Operating Results for the Last Five Quarters**
*(Unaudited, in thousands, except unit totals and per unit amounts)*

| | June 30, 2011 | March 31, 2011 | Quarter Ended<br>December 31, 2010 | September 30, 2010 | June 30, 2010 |
|---|---|---|---|---|---|
| **Property Revenue** | $ 33,423 | $ 32,541 | $ 32,410 | $ 32,595 | $ 32,336 |
| **Property Operating and Maintenance Expenses** | | | | | |
| Personnel | 3,954 | 4,100 | 3,911 | 3,886 | 3,813 |
| Advertising | 385 | 367 | 379 | 369 | 371 |
| Utilities | 1,847 | 1,963 | 1,775 | 1,933 | 1,821 |
| Repairs and maintenance | 2,441 | 2,048 | 1,955 | 2,415 | 2,547 |
| Real estate taxes and insurance | 4,304 | 4,428 | 3,806 | 4,454 | 4,285 |
| Other operating | 1,219 | 1,071 | 1,133 | 1,240 | 1,204 |
| **Total Expenses** | 14,150 | 13,977 | 12,959 | 14,297 | 14,041 |
| **Property Net Operating Income** | $ 19,273 | $ 18,564 | $ 19,451 | $ 18,298 | $ 18,295 |
| **Operating Margin** | 57.7% | 57.0% | 60.0% | 56.1% | 56.6% |
| **Total Number of Units** | 12,108 | 12,108 | 12,108 | 12,108 | 12,108 |
| **NOI Per Unit** | $ 1,592 | $ 1,533 | $ 1,606 | $ 1,511 | $ 1,511 |
| **Average Net Rents Per Unit** [1] | $ 937 | $ 928 | $ 920 | $ 915 | $ 909 |
| **Average Net Rent Collected Per Unit** [2] | $ 889 | $ 867 | $ 866 | $ 866 | $ 859 |
| **Physical Occupancy - End of Period** [3] | 96.8% | 95.8% | 94.7% | 96.0% | 96.6% |

(1)    Represents gross potential rents less concessions.

(2)    Represents gross potential rents less vacancies and concessions.

(3)    Is defined as number of units occupied divided by total number of units.

**Associated Estates Realty Corporation**
**Same Community Data**
**Operating Results for the Six Months Ended June 30, 2011 and 2010**
*(Unaudited, in thousands, except unit totals and per unit amounts)*

| | Six Months Ended June 30, | |
| --- | --- | --- |
| | 2011 | 2010 |
| **Property Revenue** | $ 65,964 | $ 63,982 |
| **Property Operating and Maintenance Expenses** | | |
| Personnel | 8,054 | 7,683 |
| Advertising | 752 | 736 |
| Utilities | 3,810 | 3,719 |
| Repairs and maintenance | 4,489 | 4,679 |
| Real estate taxes and insurance | 8,732 | 8,825 |
| Other operating | 2,290 | 2,323 |
| **Total Expenses** | 28,127 | 27,965 |
| **Property Net Operating Income** | $ 37,837 | $ 36,017 |
| **Operating Margin** | 57.4 % | 56.3 % |
| **Total Number of Units** | 12,108 | 12,108 |
| **NOI Per Unit** | $ 3,125 | $ 2,975 |
| **Average Net Rents Per Unit** [1] | $ 932 | $ 908 |
| **Average Net Rent Collected Per Unit** [2] | $ 878 | $ 851 |
| **Physical Occupancy - End of Period** [3] | 96.8% | 96.6% |

(1)     Represents gross potential rents less concessions.

(2)     Represents gross potential rents less vacancies and concessions.

(3)     Is defined as number of units occupied divided by total number of units.

**Associated Estates Realty Corporation**
**Same Community Data**
**As of June 30, 2011 and 2010**
*(Unaudited)*

| | No. of Units | Average Age [6] | Net Rent Collected per Unit [1] | | | Net Rents per Unit [2] | | | Average Rent per Unit [3] | | | Physical Occupancy [4] | | Turnover Ratio [5] | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Q2 2011 | Q2 2010 | % Q Change | 2 2011 | Q2 2010 | % Change | Q2 2011 | Q2 2010 | % Change | Q2 2011 | Q2 2010 | Q2 2011 | Q2 2010 |
| **Midwest Properties** | | | | | | | | | | | | | | | |
| Indiana | 836 | 15 | $ 819 | $ 800 | 2.4% | $ 862 | $ 846 | 1.9% | $ 920 | $ 914 | 0.7% | 97.2% | 97.8% | 87.1% | 95.7% |
| Michigan | 2,888 | 20 | 759 | 722 | 5.1% | 788 | 760 | 3.7% | 849 | 840 | 1.1% | 97.7% | 97.3% | 59.3% | 62.9% |
| Ohio - Central Ohio | 2,621 | 20 | 811 | 775 | 4.6% | 846 | 818 | 3.4% | 868 | 849 | 2.2% | 97.6% | 96.4% | 58.6% | 63.6% |
| Ohio - Northeastern Ohio | 1,303 | 16 | 968 | 932 | 3.9% | 996 | 963 | 3.4% | 1,038 | 1,024 | 1.4% | 98.0% | 98.9% | 48.5% | 62.0% |
| Total Midwest | 7,648 | 19 | 819 | 784 | 4.5% | 852 | 824 | 3.4% | 895 | 882 | 1.5% | 97.6% | 97.3% | 60.3% | 66.6% |
| **Mid-Atlantic Properties** | | | | | | | | | | | | | | | |
| Baltimore/Washington | 667 | 25 | 1,332 | 1,256 | 6.1% | 1,390 | 1,330 | 4.5% | 1,437 | 1,387 | 3.6% | 97.0% | 95.7% | 48.6% | 49.2% |
| Virginia | 804 | 5 | 1,104 | 1,087 | 1.6% | 1,157 | 1,149 | 0.7% | 1,230 | 1,217 | 1.1% | 98.5% | 96.4% | 59.7% | 74.1% |
| Total Mid-Atlantic | 1,471 | 14 | 1,207 | 1,164 | 3.7% | 1,263 | 1,231 | 2.6% | 1,324 | 1,294 | 2.3% | 97.8% | 96.1% | 54.7% | 62.8% |
| **Southeast Properties** | | | | | | | | | | | | | | | |
| Florida | 1,272 | 12 | 1,152 | 1,133 | 1.7% | 1,233 | 1,191 | 3.5% | 1,367 | 1,360 | 0.5% | 95.8% | 95.9% | 57.5% | 57.5% |
| Georgia | 1,717 | 16 | 734 | 725 | 1.2% | 818 | 806 | 1.5% | 996 | 1,004 | (0.8)% | 92.8% | 94.5% | 57.3% | 71.3% |
| Total Southeast | 2,989 | 15 | 912 | 899 | 1.4% | 995 | 970 | 2.6% | 1,154 | 1,155 | (0.1)% | 94.1% | 95.1% | 57.4% | 65.4% |
| **Total/Average Same Community** | 12,108 | 17 | $ 889 | $ 859 | 3.5% | $ 937 | $ 909 | 3.1% | $ 1,011 | $ 1,000 | 1.1% | 96.8% | 96.6% | 58.9% | 65.8% |

(1)   Represents gross potential rents less vacancies and concessions for all units divided by the number of units in a market.

(2)   Represents gross potential rents less concessions for all units divided by the number of units in a market.

(3)   Represents gross potential rents for all units divided by the number of units in a market.

(4)   Represents physical occupancy at the end of the quarter.

(5)   Represents the number of units turned over for the quarter, divided by the number of units in a market, annualized.

(6)   Age shown in years.

**Associated Estates Realty Corporation**
**Property Revenue**
**For the Three Months Ended June 30, 2011 and 2010**
*(Unaudited, in thousands, except unit totals and per unit amounts)*

| Property Revenue | No. of Units | 2011 Physical Occupancy [1] | 2010 Physical Occupancy [1] | Q2 2011 Revenue | Q2 2010 Revenue | Increase/ (Decrease) | % Change |
|---|---|---|---|---|---|---|---|
| **Same Community** | | | | | | | |
| **Midwest Properties** | | | | | | | |
| Indiana | 836 | 97.2% | 97.8% | $ 2,125 | $ 2,130 | $ (5) | (0.2)% |
| Michigan | 2,888 | 97.7% | 97.3% | 6,902 | 6,559 | 343 | 5.2% |
| Ohio - Central Ohio | 2,621 | 97.6% | 96.4% | 6,600 | 6,330 | 270 | 4.3% |
| Ohio - Northeastern Ohio | 1,303 | 98.0% | 98.9% | 3,902 | 3,791 | 111 | 2.9% |
| Total Midwest Properties | 7,648 | 97.6% | 97.3% | 19,529 | 18,810 | 719 | 3.8% |
| | | | | | | | |
| **Mid-Atlantic Properties** | | | | | | | |
| Baltimore/Washington | 667 | 97.0% | 95.7% | 2,709 | 2,563 | 146 | 5.7% |
| Virginia | 804 | 98.5% | 96.4% | 2,742 | 2,686 | 56 | 2.1% |
| Total Mid-Atlantic Properties | 1,471 | 97.8% | 96.1% | 5,451 | 5,249 | 202 | 3.8% |
| | | | | | | | |
| **Southeast Properties** | | | | | | | |
| Florida | 1,272 | 95.8% | 95.9% | 4,528 | 4,443 | 85 | 1.9% |
| Georgia | 1,717 | 92.8% | 94.5% | 3,915 | 3,834 | 81 | 2.1% |
| Total Southeast Properties | 2,989 | 94.1% | 95.1% | 8,443 | 8,277 | 166 | 2.0% |
| | | | | | | | |
| Total Same Community | 12,108 | 96.8% | 96.6% | 33,423 | 32,336 | 1,087 | 3.4% |
| | | | | | | | |
| **Acquisitions** [2] | | | | | | | |
| Florida | 222 | 92.8% | N/A | 139 | N/A | 139 | N/A |
| Virginia [3] | 1,272 | 95.8% | 90.8% | 5,429 | 626 | 4,803 | 767.3% |
| Texas | 222 | 99.5% | N/A | 590 | N/A | 590 | N/A |
| | | | | | | | |
| **Development** | | | | | | | |
| Virginia [4] | 60 | 100.0% | N/A | 174 | N/A | 174 | N/A |
| | | | | | | | |
| Total Property Revenue | 13,884 | 96.8% | 96.0% | $ 39,755 | $ 32,962 | $ 6,793 | 20.6% |

(1)     Represents physical occupancy at the end of the quarter.

(2)     We define acquisition properties as acquired properties which have not been owned for one year.

(3)     2010 results based on 304 units.

(4)     Reflects construction of 60 units on land adjacent to River Forest Apartments in Richmond, Virginia, placed in service on June 30, 2010.

**Associated Estates Realty Corporation**
**Property Operating Expenses**
**For the Three Months Ended June 30, 2011 and 2010**
*(Unaudited, in thousands, except unit totals and per unit amounts)*

| Property Operating Expenses | No. of Units | 2011 Physical Occupancy [1] | 2010 Physical Occupancy [1] | Q2 2011 Expenses | Q2 2010 Expenses | Increase/ (Decrease) | % Change |
|---|---|---|---|---|---|---|---|
| **Same Community** | | | | | | | |
| **Midwest Properties** | | | | | | | |
| Indiana | 836 | 97.2% | 97.8% | $ 838 | $ 745 | $ 93 | 12.5% |
| Michigan | 2,888 | 97.7% | 97.3% | 3,146 | 3,195 | (49) | (1.5)% |
| Ohio - Central Ohio | 2,621 | 97.6% | 96.4% | 2,980 | 2,897 | 83 | 2.9% |
| Ohio - Northeastern Ohio | 1,303 | 98.0% | 98.9% | 1,547 | 1,435 | 112 | 7.8% |
| Total Midwest Properties | 7,648 | 97.6% | 97.3% | 8,511 | 8,272 | 239 | 2.9% |
| | | | | | | | |
| **Mid-Atlantic Properties** | | | | | | | |
| Baltimore/Washington | 667 | 97.0% | 95.7% | 941 | 949 | (8) | (0.8)% |
| Virginia | 804 | 98.5% | 96.4% | 883 | 914 | (31) | (3.4)% |
| Total Mid-Atlantic Properties | 1,471 | 97.8% | 96.1% | 1,824 | 1,863 | (39) | (2.1)% |
| | | | | | | | |
| **Southeast Properties** | | | | | | | |
| Florida | 1,272 | 95.8% | 95.9% | 1,834 | 1,849 | (15) | (0.8)% |
| Georgia | 1,717 | 92.8% | 94.5% | 1,981 | 2,057 | (76) | (3.7)% |
| Total Southeast Properties | 2,989 | 94.1% | 95.1% | 3,815 | 3,906 | (91) | (2.3)% |
| | | | | | | | |
| Total Same Community | 12,108 | 96.8% | 96.6% | 14,150 | 14,041 | 109 | 0.8% |
| | | | | | | | |
| **Acquisitions** [2] | | | | | | | |
| Florida | 222 | 92.8% | N/A | 62 | N/A | 62 | N/A |
| Virginia [3] | 1,272 | 95.8% | 90.8% | 1,522 | 221 | 1,301 | 588.7% |
| Texas | 222 | 99.5% | N/A | 306 | N/A | 306 | N/A |
| | | | | | | | |
| **Development** | | | | | | | |
| Virginia [4] | 60 | 100.0% | N/A | 61 | N/A | 61 | N/A |
| | | | | | | | |
| Total Property Operating Expenses | 13,884 | 96.8% | 96.0% | $ 16,101 | $ 14,262 | $ 1,839 | 12.9% |

(1)   Represents physical occupancy at the end of the quarter.

(2)   We define acquisition properties as acquired properties which have not been owned for one year.

(3)   2010 results based on 304 units.

(4)   Reflects construction of 60 units on land adjacent to River Forest Apartments in Richmond, Virginia, placed in service on June 30, 2010.

**Associated Estates Realty Corporation**
**Property Net Operating Income (Property NOI)**
**For the Three Months Ended June 30, 2011 and 2010**
*(Unaudited, in thousands, except unit totals and per unit amounts)*

| Property NOI [1] | No. of Units | 2011 Physical Occupancy [2] | 2010 Physical Occupancy [2] | Q2 2011 NOI | Q2 2010 NOI | Increase/ (Decrease) | % Change |
|---|---|---|---|---|---|---|---|
| **Same Community** | | | | | | | |
| **Midwest Properties** | | | | | | | |
| Indiana | 836 | 97.2% | 97.8% | $ 1,287 | $ 1,385 | $ (98) | (7.1)% |
| Michigan | 2,888 | 97.7% | 97.3% | 3,756 | 3,364 | 392 | 11.7% |
| Ohio - Central Ohio | 2,621 | 97.6% | 96.4% | 3,620 | 3,433 | 187 | 5.4% |
| Ohio - Northeastern Ohio | 1,303 | 98.0% | 98.9% | 2,355 | 2,356 | (1) | (0.0)% |
| Total Midwest Properties | 7,648 | 97.6% | 97.3% | 11,018 | 10,538 | 480 | 4.6% |
| | | | | | | | |
| **Mid-Atlantic Properties** | | | | | | | |
| Baltimore/Washington | 667 | 97.0% | 95.7% | 1,768 | 1,614 | 154 | 9.5% |
| Virginia | 804 | 98.5% | 96.4% | 1,859 | 1,772 | 87 | 4.9% |
| Total Mid-Atlantic Properties | 1,471 | 97.8% | 96.1% | 3,627 | 3,386 | 241 | 7.1% |
| | | | | | | | |
| **Southeast Properties** | | | | | | | |
| Florida | 1,272 | 95.8% | 95.9% | 2,694 | 2,594 | 100 | 3.9% |
| Georgia | 1,717 | 92.8% | 94.5% | 1,934 | 1,777 | 157 | 8.8% |
| Total Southeast Properties | 2,989 | 94.1% | 95.1% | 4,628 | 4,371 | 257 | 5.9% |
| | | | | | | | |
| Total Same Community | 12,108 | 96.8% | 96.6% | 19,273 | 18,295 | 978 | 5.3% |
| | | | | | | | |
| **Acquisitions [3]** | | | | | | | |
| Florida | 222 | 92.8% | N/A | 77 | N/A | 77 | N/A |
| Virginia [4] | 1,272 | 95.8% | 90.8% | 3,907 | 405 | 3,502 | 864.7% |
| Texas | 222 | 99.5% | N/A | 284 | N/A | 284 | N/A |
| | | | | | | | |
| **Development** | | | | | | | |
| Virginia [5] | 60 | 100.0% | N/A | 113 | N/A | 113 | N/A |
| | | | | | | | |
| Total Property NOI | 13,884 | 96.8% | 96.0% | $ 23,654 | $ 18,700 | $ 4,954 | 26.5% |

(1)    See page 27 for a reconciliation of net (loss) income attributable to AERC to this non-GAAP measurement and for our definition of this non-GAAP measurement.

(2)    Represents physical occupancy at the end of the quarter.

(3)    We define acquisition properties as acquired properties which have not been owned for one year.

(4)    2010 results based on 304 units.

(5)    Reflects construction of 60 units on land adjacent to River Forest Apartments in Richmond, Virginia, placed in service on June 30, 2010.

**Associated Estates Realty Corporation**
**Property Revenue**
**For the Six Months Ended June 30, 2011 and 2010**
*(Unaudited, in thousands, except unit totals and per unit amounts)*

| Property Revenue | No. of Units | 2011 Physical Occupancy [1] | 2010 Physical Occupancy [1] | YTD 2011 Revenues | YTD 2010 Revenues | Increase/ (Decrease) | % Change |
|---|---|---|---|---|---|---|---|
| **Same Community** | | | | | | | |
| **Midwest Properties** | | | | | | | |
| Indiana | 836 | 97.2% | 97.8% | $ 4,221 | $ 4,177 | $ 44 | 1.1% |
| Michigan | 2,888 | 97.7% | 97.3% | 13,584 | 12,935 | 649 | 5.0% |
| Ohio - Central Ohio | 2,621 | 97.6% | 96.4% | 13,021 | 12,586 | 435 | 3.5% |
| Ohio - Northeastern Ohio | 1,303 | 98.0% | 98.9% | 7,697 | 7,459 | 238 | 3.2% |
| Total Midwest Properties | 7,648 | 97.6% | 97.3% | 38,523 | 37,157 | 1,366 | 3.7% |
| | | | | | | | |
| **Mid-Atlantic Properties** | | | | | | | |
| Baltimore/Washington | 667 | 97.0% | 95.7% | 5,354 | 5,114 | 240 | 4.7% |
| Virginia | 804 | 98.5% | 96.4% | 5,387 | 5,348 | 39 | 0.7% |
| Total Mid-Atlantic Properties | 1,471 | 97.8% | 96.1% | 10,741 | 10,462 | 279 | 2.7% |
| | | | | | | | |
| **Southeast Properties** | | | | | | | |
| Florida | 1,272 | 95.8% | 95.9% | 8,935 | 8,779 | 156 | 1.8% |
| Georgia | 1,717 | 92.8% | 94.5% | 7,765 | 7,584 | 181 | 2.4% |
| | | | | 16,700 | 16,363 | | |
| Total Southeast Properties | 2,989 | 94.1% | 95.1% | | | 337 | 2.1% |
| | | | | | | | |
| Total Same Community | 12,108 | 96.8% | 96.6% | 65,964 | 63,982 | 1,982 | 3.1% |
| | | | | | | | |
| **Acquisitions** [2] | | | | | | | |
| Florida | 222 | 92.8% | N/A | 139 | N/A | 139 | N/A |
| Virginia [3] | 1,272 | 95.8% | 90.8% | 10,825 | 625 | 10,200 | 1632.0% |
| Texas | 222 | 99.5% | N/A | 1,168 | N/A | 1,168 | N/A |
| | | | | | | | |
| **Development** | | | | | | | |
| Virginia [4] | 60 | 100.0% | N/A | 351 | N/A | 351 | N/A |
| | | | | | | | |
| Total Property Revenue | 13,884 | 96.8% | 96.0% | $ 78,447 | $ 64,607 | $ 13,840 | 21.4% |

(1)    Represents physical occupancy at the end of the quarter.

(2)    The Company defines acquisition properties as acquired properties which have not been owned for one year.

(3)    2010 results based on 304 units.

(4)    Reflects construction of 60 units on land adjacent to River Forest Apartments in Richmond, Virginia, placed in service on June 30, 2010.

**Associated Estates Realty Corporation**
**Property Operating Expenses**
**For the Six Months Ended June 30, 2011 and 2010**
*(Unaudited, in thousands, except unit totals and per unit amounts)*

| Property Operating Expenses | No. of Units | 2011 Physical Occupancy [1] | 2010 Physical Occupancy [1] | YTD 2011 Expenses | YTD 2010 Expenses | Increase/ (Decrease) | % Change |
|---|---|---|---|---|---|---|---|
| **Same Community** | | | | | | | |
| **Midwest Properties** | | | | | | | |
| Indiana | 836 | 97.2% | 97.8% | $ 1,714 | $ 1,658 | $ 56 | 3.4% |
| Michigan | 2,888 | 97.7% | 97.3% | 6,286 | 6,310 | (24) | (0.4)% |
| Ohio - Central Ohio | 2,621 | 97.6% | 96.4% | 5,809 | 5,734 | 75 | 1.3% |
| Ohio - Northeastern Ohio | 1,303 | 98.0% | 98.9% | 3,052 | 2,826 | 226 | 8.0% |
| Total Midwest Properties | 7,648 | 97.6% | 97.3% | 16,861 | 16,528 | 333 | 2.0% |
| | | | | | | | |
| **Mid-Atlantic Properties** | | | | | | | |
| Baltimore/Washington | 667 | 97.0% | 95.7% | 1,845 | 1,894 | (49) | (2.6)% |
| Virginia | 804 | 98.5% | 96.4% | 1,754 | 1,813 | (59) | (3.3)% |
| Total Mid-Atlantic Properties | 1,471 | 97.8% | 96.1% | 3,599 | 3,707 | (108) | (2.9)% |
| | | | | | | | |
| **Southeast Properties** | | | | | | | |
| Florida | 1,272 | 95.8% | 95.9% | 3,668 | 3,742 | (74) | (2.0)% |
| Georgia | 1,717 | 92.8% | 94.5% | 3,999 | 3,988 | 11 | 0.3% |
| Total Southeast Properties | 2,989 | 94.1% | 95.1% | 7,667 | 7,730 | (63) | (0.8)% |
| | | | | | | | |
| Total Same Community | 12,108 | 96.8% | 96.6% | 28,127 | 27,965 | 162 | 0.6% |
| | | | | | | | |
| **Acquisitions** [2] | | | | | | | |
| Florida | 222 | 92.8% | N/A | 62 | N/A | 62 | N/A |
| Virginia [3] | 1,272 | 95.8% | 90.8% | 3,526 | 221 | 3,305 | 1495.5% |
| Texas | 222 | 99.5% | N/A | 596 | N/A | 596 | N/A |
| | | | | | | | |
| **Development** | | | | | | | |
| Virginia [4] | 60 | 100.0% | N/A | 130 | N/A | 130 | N/A |
| | | | | | | | |
| Total Property Operating Expenses | 13,884 | 96.8% | 96.0% | $ 32,441 | $ 28,186 | $ 4,255 | 15.1% |

(1)   Represents physical occupancy at the end of the quarter.

(2)   The Company defines acquisition properties as acquired properties which have not been owned for one year.

(3)   2010 results based on 304 units.

(4)   Reflects construction of 60 units on land adjacent to River Forest Apartments in Richmond, Virginia, placed in service on June 30, 2010.

**Associated Estates Realty Corporation**
**Property Net Operating Income (Property NOI)**
**For the Six Months Ended June 30, 2011 and 2010**
*(Unaudited, in thousands, except unit totals and per unit amounts)*

| Property NOI [1] | No. of Units | 2011 Physical Occupancy [2] | 2010 Physical Occupancy [2] | YTD 2011 NOI | YTD 2010 NOI | Increase/ (Decrease) | % Change |
|---|---|---|---|---|---|---|---|
| **Same Community** | | | | | | | |
| **Midwest Properties** | | | | | | | |
| Indiana | 836 | 97.2% | 97.8% | $ 2,507 | $ 2,519 | $ (12) | (0.5)% |
| Michigan | 2,888 | 97.7% | 97.3% | 7,298 | 6,625 | 673 | 10.2% |
| Ohio - Central Ohio | 2,621 | 97.6% | 96.4% | 7,212 | 6,852 | 360 | 5.3% |
| Ohio - Northeastern Ohio | 1,303 | 98.0% | 98.9% | 4,645 | 4,633 | 12 | 0.3% |
| Total Midwest Properties | 7,648 | 97.6% | 97.3% | 21,662 | 20,629 | 1,033 | 5.0% |
| | | | | | | | |
| **Mid-Atlantic Properties** | | | | | | | |
| Baltimore/Washington | 667 | 97.0% | 95.7% | 3,509 | 3,220 | 289 | 9.0% |
| Virginia | 804 | 98.5% | 96.4% | 3,633 | 3,535 | 98 | 2.8% |
| Total Mid-Atlantic Properties | 1,471 | 97.8% | 96.1% | 7,142 | 6,755 | 387 | 5.7% |
| | | | | | | | |
| **Southeast Properties** | | | | | | | |
| Florida | 1,272 | 95.8% | 95.9% | 5,267 | 5,037 | 230 | 4.6% |
| Georgia | 1,717 | 92.8% | 94.5% | 3,766 | 3,596 | 170 | 4.7% |
| Total Southeast Properties | 2,989 | 94.1% | 95.1% | 9,033 | 8,633 | 400 | 4.6% |
| | | | | | | | |
| Total Same Community | 12,108 | 96.8% | 96.6% | 37,837 | 36,017 | 1,820 | 5.1% |
| | | | | | | | |
| **Acquisitions** [3] | | | | | | | |
| Florida | 222 | 92.8% | N/A | 77 | N/A | 77 | N/A |
| Virginia [4] | 1,272 | 95.8% | 90.8% | 7,299 | 404 | 6,895 | 1706.7% |
| Texas | 222 | 99.5% | N/A | 572 | N/A | 572 | N/A |
| | | | | | | | |
| **Development** | | | | | | | |
| Virginia [5] | 60 | 100.0% | N/A | 221 | N/A | 221 | N/A |
| | | | | | | | |
| Total Property NOI | 13,884 | 96.8% | 96.0% | $ 46,006 | $ 36,421 | $ 9,585 | 26.3% |

(1) See page 27 for a reconciliation of net (loss) income attributable to AERC to this non-GAAP measurement and for the Company's definition of this non-GAAP measurement.

(2) Represents physical occupancy at the end of the quarter.

(3) The Company defines acquisition properties as acquired properties which have not been owned for one year.

(4) 2010 results based on 304 units.

(5) Reflects construction of 60 units on land adjacent to River Forest Apartments in Richmond, Virginia, placed in service on June 30, 2010.

**Associated Estates Realty Corporation**
**Debt Structure**
**As of June 30, 2011**
*(Dollar amounts in thousands)*

| | Balance Outstanding June 30, 2011 | Percentage of Total Debt | Weighted Average Interest Rate |
|---|---|---|---|
| **FIXED RATE DEBT** | | | |
| Mortgages payable - CMBS | $ 44,300 | 7.5% | 7.9% |
| Mortgages payable - other | 377,761 | 64.1% | 5.6% |
| **Total fixed rate debt** | 422,061 | 71.6% | 5.8% |
| | | | |
| **VARIABLE RATE DEBT** | | | |
| Mortgages payable [1] | 34,020 | 5.8% | 4.6% |
| Construction loan | 4,603 | 0.8% | 3.4% |
| Unsecured revolving credit facility | 3,500 | 0.6% | 2.5% |
| Unsecured term loan | 125,000 | 21.2% | 2.0% |
| **Total variable rate debt** | 167,123 | 28.4% | 2.6% |
| **TOTAL DEBT** | $ 589,184 | 100.0% | 4.9% |

| | |
|---|---|
| Interest coverage ratio [2] | 2.35:1 |
| Fixed charge coverage ratio [3] | 2.35:1 |
| Weighted average maturity | 6.3 years |

| SCHEDULED PRINCIPAL MATURITIES | Fixed Rate CMBS | Fixed Rate Other | Variable Rate | Total |
|---|---|---|---|---|
| 2011 | $ - | $ - | $ - | $ - |
| 2012 | 44,300 | 36,000 | - | 80,300 |
| 2013[4] | - | 132,209 | 8,103 | 140,312 |
| 2014 | - | 44,538 | - | 44,538 |
| 2015 | - | 20,834 | - | 20,834 |
| Thereafter | - | 144,180 | 159,020 | 303,200 |
| Total | $ 44,300 | $ 377,761 | $ 167,123 | $ 589,184 |

(1) Subject to an interest rate cap of 6.9% for the life of the loan.

(2) Is calculated as EBITDA divided by interest expense, including capitalized interest and amortization of deferred financing costs and excluding defeasance and/or other prepayment costs/credits. See page 26 for a reconciliation of net (loss) income available to common shares to EBITDA and our definition of EBITDA.

(3) Represents interest expense, including capitalized interest, and preferred stock dividend payment coverage, excluding defeasance and/or other prepayment costs/credits, and preferred share redemption costs. Individual line items in this calculation include discontinued operations where applicable.

(4) Includes our unsecured revolving credit facility.

**Associated Estates Realty Corporation**
**2011 Financial Outlook**
**As of July 25, 2011**

This table includes forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause results to vary from those projected. Please see the paragraph on forward-looking statements on page 2 of this document for a list of risk factors.

**Earnings Guidance Per Common Share**

| | |
|---|---|
| Expected net income attributable to AERC | $0.14 to $0.18 |
| Expected real estate depreciation and amortization | 1.26 |
| Expected gains on disposition of properties/insurance recoveries | -0.35 |
| Expected Funds from Operations[1] | $1.05 to $1.09 |

**Same Community Portfolio**

| | |
|---|---|
| Revenue growth | 3.5% to 4.0% |
| Expense growth | 1.5% to 2.0% |
| Property NOI [2] growth | 5.0% to 5.5% |
| Physical occupancy | 96.0% |

**Transactions**

| | |
|---|---|
| Acquisitions | $100.0 to $150.0 million |
| Dispositions | $0 to $50.0 million |
| Development [3] | $25.0 to $30.0 million |

**Corporate Expenses**

| | |
|---|---|
| General and administrative expense | $15.7 to $16.2 million |
| Costs associated with acquistions | $0.4 million |

**Debt**

| | |
|---|---|
| Capitalized interest | $0.6 to $1.0 million |
| Expensed interest [4] | $32.8 to $33.7 million |

**Capital Structure** [5]

| | |
|---|---|
| Weighted average shares outstanding | 41.4 million |
| Common share issuances | $0 million |
| Common share repurchases | $0 million |

(1)     See page 25 for our definition of this non-GAAP measurement.

(2)     See page 27 for our definition of this non-GAAP measurement.

(3)     Projected development spending associated with Nashville, Tennessee partnership.

(4)     Includes $2.0 million of deferred financing costs.

(5)     Earnings guidance does not take into consideration any additional share issuances or share repurchases.

**Associated Estates Realty Corporation**
**Definitions of Non-GAAP Financial Measures**

The foregoing supplemental financial data includes certain non-GAAP financial measures that we believe are helpful in understanding our business, as further described below. Our definition and calculation of these non-GAAP financial measures may differ from those of other REITs, and may, therefore, not be comparable.

## Funds from Operations ("FFO")

We define FFO in accordance with the definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"). This definition includes all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under GAAP, adjusted for depreciation on real estate assets and amortization of intangible assets, gains on insurance recoveries and gains and losses from the disposition of properties and land. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of our operating performance or as an alternative to cash flow as a measure of liquidity. We generally consider FFO to be a useful measure for reviewing our comparative operating and financial performance because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs.

## Funds from Operations ("FFO") as Adjusted

We define FFO as adjusted as FFO, as defined above, as reduced by refunds on previously defeased loans of $(553,000) for the six months ended June 30, 2010. In accordance with GAAP, these refunds on previously defeased loans are included as an offset to interest expense in our Consolidated Statement of Operations. Additionally, the computation of FFO as adjusted for the six months ended June 30, 2010 includes add backs of non-cash charges of $1.0 million and $727,000, respectively, associated with the redemption of the Company's Series B preferred shares and trust preferred debt. We are providing this calculation as an alternative FFO calculation as it considers it a more appropriate measure of comparing the operating performance of a company's real estate between periods or as compared to different REITs.

## Funds Available for Distribution ("FAD")

We define FAD as FFO as adjusted, as defined above, plus depreciation other and amortization of deferred financing fees less recurring fixed asset additions. Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions. We consider FAD to be an appropriate supplemental measure of the performance of an equity REIT because, like FFO and FFO as adjusted, it captures real estate performance by excluding gains or losses from the disposition of properties and land and depreciation on real estate assets and amortization of intangible assets. Unlike FFO and FFO as adjusted, FAD also reflects the recurring capital expenditures that are necessary to maintain the associated real estate.

**Associated Estates Realty Corporation**
**Definitions of Non-GAAP Financial Measures**

## Earnings Before Interest, Income Taxes, Depreciation and Amortization ("EBITDA")

EBITDA is defined as earnings before interest, income taxes, depreciation and amortization. We consider EBITDA to be an appropriate supplemental measure of our performance because it eliminates depreciation, income taxes and interest which permits investors to view income from operations unclouded by non-cash depreciation or the cost of debt. Below is a reconciliation of net (loss) income applicable to common shares to EBITDA.

| | Three Months Ended June 30, | | Six Months Ended June 30, | |
|---|---|---|---|---|
| *(In thousands)* | 2011 | 2010 | 2011 | 2010 |
| Net (loss) income applicable to common shares | $ (1,573) | $ (4,547) | $ (4,655) | $ (8,503) |
| Preferred share dividends | - | 980 | - | 2,030 |
| Preferred share redemption costs | - | 993 | - | 993 |
| Interest income | (5) | (11) | (9) | (20) |
| Interest expense [1] | 7,820 | 8,304 | 15,610 | 16,365 |
| Depreciation and amortization | 13,248 | 8,971 | 26,303 | 17,591 |
| Income taxes | 39 | 79 | 131 | 157 |
| **Total EBITDA** | $ 19,529 | $ 14,769 | $ 37,380 | $ 28,613 |

[1] The three months ended June 30, 2010, included preferred share redemption costs of $727. The six months ended June 30, 2010, included net defeasance credits and preferred share repurchase costs of $174.

## Net Operating Income ("NOI")

NOI is determined by deducting property operating and maintenance expenses, direct property management and service company expense and construction and other services expense from total revenue. We consider NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio and management and service company at the property and management service company level and is used to assess regional property and management and service company level performance. NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs.

**Associated Estates Realty Corporation**
**Definitions of Non-GAAP Financial Measures**

## Property Net Operating Income ("Property NOI")

Property NOI is determined by deducting property operating and maintenance expenses from total property revenue. We consider Property NOI to be an appropriate supplemental measure of our performance because it reflects the operating performance of our real estate portfolio at the property level and is used to assess regional property level performance. Property NOI should not be considered an alternative to net income as a measure of performance or cash generated from operating activities in accordance with GAAP and, therefore, it should not be considered indicative of cash available to fund cash needs. The following is a reconciliation of Property NOI to total consolidated net (loss) income attributable to AERC.

| | Three Months Ended June 30, | | Six Months Ended June 30, | |
|---|---|---|---|---|
| (In thousands) | 2011 | 2010 | 2011 | 2010 |
| Property NOI | $ 23,654 | $ 18,700 | $ 46,006 | $ 36,421 |
| Service company NOI | - | 13 | - | 89 |
| Construction and other services net (loss) income | (128) | (257) | (481) | (570) |
| Depreciation and amortization | (13,248) | (8,971) | (26,303) | (17,591) |
| General and administrative expense | (3,959) | (3,692) | (8,129) | (7,397) |
| Costs associated with acquisitions | (65) | (61) | (121) | (61) |
| Interest income | 5 | 11 | 9 | 20 |
| Interest expense | (7,820) | (8,304) | (15,610) | (16,365) |
| Net (loss) income | (1,561) | (2,561) | (4,629) | (5,454) |
| Net income attributable to noncontrolling redeemable interest | (12) | (13) | (26) | (26) |
| Consolidated net (loss) income attributable to AERC | $ (1,573) | $ (2,574) | $ (4,655) | $ (5,480) |

## Recurring Fixed Asset Additions

We consider recurring fixed asset additions to a property to be capital expenditures made to replace worn out assets so as to maintain the property's value.

## Investment/Revenue Enhancing and/or Non-Recurring Fixed Asset Additions

We consider investment/revenue enhancing and/or non-recurring fixed assets to be capital expenditures if such improvements increase the value of the property and/or enable us to increase rents.

## Same Community Properties

Same Community properties are conventional multifamily residential apartments which were owned and operational for the entire periods presented.